Filed Pursuant to Rule 424(b)(2)

Registration No. 333-154751

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $1.00 par value	11,500,000 shares	(1)	$10.00	$115,000,000	$4,520

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3ASR (File No. 333-154751).

PROSPECTUS

FIRST COMMONWEALTH FINANCIAL CORPORATION

10,000,000 Shares of Common Stock

We are offering 10,000,000 shares of our common stock, par value $1.00 per share. We have granted the underwriters an option to purchase 1,500,000 additional shares of our common stock to cover over-allotments, if any.

Our common stock is listed on the New York Stock Exchange under the symbol “FCF.” On October 30, 2008, the closing price of our common stock on the New York Stock Exchange was $11.18 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$10.00	$100,000,000
Underwriting discount	$0.50	$5,000,000
Proceeds, before expenses, to us	$9.50	$95,000,000

The underwriters expect to deliver the common stock against payment on or about November 5, 2008.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

KEEFE, BRUYETTE & WOODS

FOX-PITT KELTON COCHRAN CARONIA WALLER

The date of this prospectus is October 31, 2008

Unless otherwise indicated, you should rely only on the information contained in this prospectus and the documents incorporated by reference. Neither we nor any underwriter has authorized anyone to provide information different from that contained in this prospectus and the documents incorporated by reference. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus, and the documents incorporated by reference. You should assume that the information contained in this prospectus, as well as the information incorporated by reference, is accurate only as of the date of the applicable document. This prospectus is not an offer to sell or solicitation of an offer to buy shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that is filed with the Securities and Exchange Commission which describes the specific terms of this offering. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” below.

As used in this prospectus, the terms “we,” “our” and “us” refer to First Commonwealth Financial Corporation and our consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in the documents incorporated by reference that are not historical facts may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding our strategy, evaluations of our asset quality, future interest rate trends and liquidity, prospects for growth in assets and prospects for future operating results. Forward-looking statements can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements are based on assumptions of management and are only expectations of future results. You should not place undue reliance on our forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements as a result of, among others, factors referenced in the section of this prospectus captioned “Risk Factors.” Forward-looking statements speak only as of the date on which they are made. We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the risk factors described in this prospectus beginning on page 12 and in the documents incorporated by reference.

First Commonwealth Financial Corporation

First Commonwealth Financial Corporation is a registered bank holding company headquartered in Indiana, Pennsylvania. We provide a diversified array of consumer and commercial banking services through our bank subsidiary, First Commonwealth Bank. We also provide trust and wealth management services through First Commonwealth Financial Advisors, Inc. and insurance products through First Commonwealth Insurance Agency, Inc. At September 30, 2008, we had total assets of $6.2 billion, total loans of $4.2 billion, total deposits of $4.3 billion and shareholders’ equity of $532 million.

First Commonwealth Bank is a Pennsylvania bank and trust company and is the sixth largest commercial bank headquartered in Pennsylvania. At September 30, 2008, First Commonwealth Bank operated 113 community banking offices throughout Western Pennsylvania and three loan production offices in downtown Pittsburgh, State College and Canonsburg, Pennsylvania. Approximately half of First Commonwealth Bank’s offices are located within the greater Pittsburgh metropolitan area in Allegheny, Butler and Washington counties, while its remaining offices are located in smaller cities, such as Altoona, Greensburg, Johnstown, and Washington, Pennsylvania, and in towns and villages throughout predominantly rural counties.

Since the formation of the holding company in 1983, much of our growth has been driven by the acquisition of smaller banks and thrifts in our market area, with our most recent acquisitions (Pittsburgh Financial Corp in 2003, GA Financial, Inc. in 2004 and Laurel Capital Group, Inc. in 2006) expanding our presence in the Pittsburgh metropolitan area. In recent years, we have primarily focused on organic growth, improving the reach of our franchise and the breadth of our product offering. As part of this strategy, we have opened seven de novo branches since 2005, all of which are in the greater Pittsburgh area, and we are evaluating other sites for possible future branch locations. This emphasis on organic growth has been underscored by our most recent efforts to capitalize on the weakened state of our largest competitors, and it has provided us with new opportunities to expand our customer base and strategically augment our employee base.

We offer a full range of consumer and commercial financial services. Consumer services include Internet and telephone banking, an automated teller machine network, personal checking accounts, interest-earning checking accounts, savings accounts, insured money market accounts, debit cards, investment certificates, fixed and variable rate certificates of deposit, secured and unsecured installment loans, construction and mortgage loans, safe deposit facilities, credit lines with overdraft checking protection, IRA accounts and student loans. Commercial banking services include commercial lending, business checking accounts, on-line account management services, ACH origination, payroll direct deposit, commercial cash management services and repurchase agreements. We also provide a variety of trust and asset management services, retirement plan management and a full complement of auto, home, hospitalization and business insurance as well as term life insurance. We offer annuities, mutual funds, stock and bond brokerage services through an arrangement with a broker-dealer and insurance brokers.

Our market areas are generally mature and the relative stability of our local economy insulates us from much of the impact of the decline in housing values that other major metropolitan areas are experiencing. According to data published by the National Association of Realtors, the median single-family home price for the Pittsburgh metropolitan area was $125,200 during the second quarter of 2008, which represents a 1.4% increase over the median price for the comparable period of 2007. By contrast, the median single-family home price for the United States during the second quarter of 2008 was $206,500, which represents a 7.6% decline over the median home price for the comparable period of 2007.

Our conservative lending and investment standards have allowed us to avoid many of the asset quality problems that are currently affecting our competitors. We have no exposure to sub-prime mortgages or sub-prime collateralized debt obligations and no GSE preferred equity in our investment portfolio. As a result, our business practices have positioned us to capitalize on the growth opportunities presented by the recent disruptions in the credit and capital markets.

The following are highlights of our recent actions that we have taken to enhance our strategic position:

New Executive Leadership Team. In March 2007, we promoted John J. Dolan to serve as the President and Chief Executive Officer of First Commonwealth Financial Corporation and the Chief Executive Officer of First Commonwealth Bank. Prior to his promotion, Mr. Dolan served as our Chief Financial Officer since 1987 and previously served in various capacities since he joined First Commonwealth in 1980. In November 2007, we hired T. Michael Price to serve as President of First Commonwealth Bank. Prior to joining our organization, Mr. Price served as Chief Executive Officer for National City Bank in the Cincinnati and Northern Kentucky market. In March 2007, we promoted Edward J. Lipkus, III to serve as the Chief Financial Officer of First Commonwealth Financial Corporation and of First Commonwealth Bank. Initially hired into our organization in August 2006, Mr. Lipkus previously served as the First Vice President, Controller and Principal Accounting Officer for Valley National Bancorp. In addition, we have filled numerous other management positions with new hires since the beginning of 2007. In doing so, we have added leadership and experience to our commercial lending, retail banking and wealth management operations, and to certain critical support functions.

Implementing Best Practices. We have focused on improving accountability across our lines of business by establishing clear goals for our sales force and managing those goals with weekly sales calls and incentive programs that are closely aligned with our strategic and operating objectives. We have also introduced coordinated marketing blitzes in order to improve our market awareness and management branch visits in order to reinforce our community banking culture. We continue to build brand awareness in our markets through targeted advertising and sponsorships and a focus on community involvement. We have also strengthened our commercial lending group with the hiring of several new commercial lenders, the development of a corporate finance lending unit and a greater emphasis on relationship lending, all of which have contributed to improved loan production volume and credit quality in 2008. We have also improved our wealth management results through the inclusion of production goals in our consumer and commercial incentive plans, as well as the realignment and unification of our wealth management group under a single sales leader and the addition of multiple commissioned producers to our wealth management sales force.

Leveraging Opportunities for Organic Growth. We believe that our size enables us to offer products and services that are competitive with those offered by large regional banks, while our community banking heritage allows us to deliver personalized service that appeals to consumers and small- and medium-sized businesses throughout our market areas. We believe that this advantage has become more pronounced due to the ongoing disruptions in the credit and capital markets and recent industry consolidation within our market area. As large competitors have focused on capital preservation and the resolution of problem credits in the wake of a deepening national economic and credit crisis, we have been able to grow our market share among both businesses and consumers. For example, our commercial loan portfolio has grown by 29% since September 30, 2007, primarily due to the increase in loans to relationship borrowers located in Pennsylvania.

Our principal executive office is located at 22 North Sixth Street, Indiana, Pennsylvania 15701, and our telephone number is (724) 349-7220.

The Offering

Issuer	First Commonwealth Financial Corporation, a Pennsylvania corporation

Common Stock Offered by Us	10,000,000 shares

Common Stock to be Outstanding after this Offering	83,509,724 shares(1)

NYSE Symbol	FCF

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $94.6 million after deducting the underwriting discounts and commissions and our estimated expenses (or approximately $108.9 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering for general corporate purposes, which may include expanding our operations through acquisitions and de novo branch offices, supporting the continued growth and related regulatory capital needs of First Commonwealth Bank and funding working capital needs.

(1)	The number of shares of common stock to be outstanding after the offering is based on actual shares outstanding as of September 30, 2008 and assumes no exercise of the underwriters’ over-allotment option. In addition, the number of shares of common stock to be outstanding after this offering excludes 799,500 shares of common stock issuable upon exercise of options outstanding as of September 30, 2008 under our equity incentive plan, having a weighted average exercise price of $10.35 per share.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents selected consolidated financial information, which should be read in conjunction with our financial statements, and the notes thereto, and the information contained in our 2007 Annual Report on Form 10-K, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in our filings with the Securities and Exchange Commission, which are incorporated by reference into this prospectus. The selected historical financial information as of June 30, 2008 and as of and for the six months ended June 30, 2008 and 2007 is derived from our unaudited interim consolidated financial statements, which are incorporated by reference into this prospectus. The selected historical financial data as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 is derived from our audited financial statements and related notes, which are incorporated by reference into this prospectus. The selected historical financial data for prior years is derived from our audited financial statements, which are not incorporated by reference into this prospectus. In the opinion of our management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data as of those dates and for those periods. The results of operations for interim periods are not necessarily indicative of a full year’s operations.

	As of and For the Six Months Ended June 30,		As of and For the Fiscal Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands except per share data)
Income Statement
Interest income	$164,028	$166,058	$331,095	$333,070	$312,068	$278,025	$243,773
Interest expense	76,013	84,968	169,713	166,107	138,618	110,690	100,241

Net interest income	88,015	81,090	161,382	166,963	173,450	167,335	143,532
Provision for credit losses	8,540	5,394	10,042	11,544	8,628	8,070	12,770

Net interest income after provision for credit losses	79,475	75,696	151,340	155,419	164,822	159,265	130,762
Net securities gains (losses)	50	755	1,174	697	(7,673)	4,077	5,851
Gain on sale of branches	—	—	—	—	11,832	—	3,041
Gain on sale of merchant services business	—	—	—	—	1,991	—	—
Other income	26,495	23,072	47,696	43,550	44,075	43,572	39,552
Litigation settlement (recovery)	—	—	—	—	—	—	(610)
Restructuring charges	—	—	—	—	5,437	—	—
Merger and related charges	—	—	—	—	—	2,125	—
(Gain) loss on extinguishment of debt	—	—	—	(410)	—	29,495	—
Other expenses	77,741	74,652	148,007	138,093	138,517	132,935	113,265

Income before taxes	28,279	24,871	52,203	61,983	71,093	42,359	66,551
Applicable income taxes	4,245	2,488	5,953	9,029	13,257	3,707	13,251

Net income	$24,034	$22,383	$46,250	$52,954	$57,836	$38,652	$53,300

Per Share Data
Net income	$0.330	$0.310	$0.640	$0.750	$0.830	$0.590	$0.900
Dividends declared	0.340	0.340	0.680	0.680	0.665	0.645	0.625
Average shares outstanding	72,538,464	73,147,362	72,816,208	70,766,348	69,276,141	65,887,611	59,002,277

	As of and For the Six Months Ended June 30,		As of and For the Fiscal Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands except per share data)
Income Statement
Per Share Data Assuming Dilution
Net income	$0.330	$0.310	$0.630	$0.740	$0.830	$0.580	$0.900
Dividends declared	0.340	0.340	0.680	0.680	0.665	0.645	0.625
Average shares outstanding	72,647,190	73,342,684	72,973,259	71,133,562	69,835,285	66,487,516	59,387,055
At End of Period
Total assets	$6,251,412	$5,735,188	$5,883,618	$6,043,916	$6,026,320	$6,198,478	$5,189,195
Investment securities	1,583,306	1,527,385	1,645,714	1,723,191	1,939,743	2,240,477	2,073,430
Loans and leases, net of unearned income	4,113,423	3,674,688	3,697,819	3,783,817	3,624,259	3,514,833	2,824,882
Allowance for credit losses	44,505	43,968	42,396	42,648	39,492	41,063	37,385
Deposits	4,312,469	4,407,771	4,347,219	4,326,440	3,996,552	3,844,475	3,288,275
Subordinated debentures	105,750	108,250	105,750	108,250	108,250	108,250	75,304
Other long-term debt	404,464	467,856	442,196	485,170	691,494	731,324	718,668
Shareholders’ equity	546,698	560,158	568,788	571,361	521,045	531,978	430,946
Key Ratios
Return on average assets	0.79%	0.77%	0.80%	0.89%	0.94%	0.66%	1.12%
Return on average equity	8.38%	7.82%	8.08%	9.76%	10.89%	7.82%	12.95%
Net loans to deposits	95.38%	83.37%	84.09%	86.47%	89.70%	90.36%	84.77%
Dividend payout ratio	103.03%	109.68%	106.25%	90.67%	80.12%	109.32%	69.44%
Average equity to average assets	9.45%	9.82%	9.87%	9.08%	8.60%	8.47%	8.68%

RECENT DEVELOPMENTS

Preliminary Financial Results for the Third Quarter of 2008.

On October 23, 2008, we announced our preliminary financial results for the quarter ended September 30, 2008.

Net Income. Net income for the third quarter 2008 was $10.2 million or $0.14 per diluted share, compared to $12.2 million or $0.17 per diluted share in the same period last year. Third quarter net income was negatively impacted by non-cash charges of $5.6 million after tax, or $0.08 per share, for other-than-temporary impairment charges, which were partially offset by after tax gains of $579 thousand from the sale of equity securities. The valuation adjustments include after tax charges of $5.0 million for one trust preferred collateralized debt obligation and $615 thousand for equity securities issued by two Pennsylvania-based financial institutions.

Return on Assets/Equity. Third quarter 2008 return on average equity and average assets was 7.38% and 0.65%, respectively, compared to 8.59% and 0.85% for the prior year period and 9.03% and 0.84% for the second quarter of 2008. The non-cash charges described in the preceding paragraph negatively impacted return on average equity by 363 basis points (3.63%) and return on average assets by 32 basis points (0.32%) for the third quarter of 2008.

Net Interest Income. Net interest income increased $7.8 million, or 19.4%, compared to the third quarter of 2007 primarily due to increased levels of interest earning assets, particularly in commercial loans. Total loans increased $524.5 million, or 14.3%, compared to the third quarter of 2007. Investment securities decreased $74.6 million, or 4.9%, compared to the third quarter of 2007.

Net Interest Margin. Net interest margin on a tax equivalent basis for the third quarter of 2008 increased 22 basis points to 3.58% from 3.36% in the corresponding period of 2007 due primarily to increased loan volume and declines in the cost of interest-bearing liabilities that exceeded the declines in yields on total interest-earning assets. The lower cost of interest-bearing liabilities is attributable to lower interest rates and an improved deposit mix. For the third quarter of 2008, average noninterest-bearing demand deposits increased $36.4 million, or 7.0%, average interest-bearing demand deposits increased $25.1 million, or 4.2%, and average savings deposits increased $68.2 million, or 6.2%, as compared to the corresponding period of 2007, while higher cost time deposits decreased $182.6 million, or 8.6%.

Average interest-earning assets increased $505.7 million, or 9.8%, during the third quarter of 2008 compared to the third quarter of 2007 driven by an increase in average loans of $496.0 million. Average borrowings increased $592.1 million in the third quarter of 2008 compared to the same period in 2007.

Non-Interest Income. Non-interest income for the third quarter of 2008 decreased $5.9 million, or 48.6%, from the third quarter of 2007. Non-interest income was negatively impacted during the third quarter of 2008 by the other-than-temporary impairment charges described above. This was partially offset by higher insurance commissions, increased card-related interchange income and other income over the third quarter of 2007. Higher sales, additional producers and an enhanced calling program resulted in increased insurance commissions. Card-related interchange income increased primarily due to growth in usage of debit cards and larger dollar transactions.

Non-Interest Expense. Non-interest expense for the third quarter of 2008 increased $2.5 million, or 6.9%, compared to the third quarter of 2007, due primarily to the rise in incentive compensation expense related to the growth in loans, insurance sales, net income and annual merit increases.

The provision for income taxes decreased $225 thousand for the third quarter of 2008 compared to the same period in 2007. Our effective tax rate was unchanged on a year-over-year basis at 10.0%. Nontaxable income and tax credits had a greater impact on the effective tax rate during both the third quarter of 2008 and 2007 due to lower pretax income in those periods.

Asset Quality. We are not a participant or underwriter in the sub-prime mortgage loan or sub-prime collateralized debt marketplace and therefore do not have any direct exposure to risks associated with these activities. All mortgage-backed securities in our portfolio are AAA-rated and backed by U.S. Government agencies.

Non-accrual loans decreased slightly for the third quarter of 2008 from the comparable period last year. Non-accrual loans at September 30, 2008 include a $31.2 million commercial credit relationship that has been monitored since the second quarter of 2006 and was placed on non-accrual during the second quarter of 2007. This credit is collateralized by real estate and equipment and a reserve has been allocated, primarily during 2006, to cover the expected losses. The payment of principal and interest on this credit has been deferred pursuant to a loan forbearance agreement that was extended to December 31, 2008. Management continues to monitor the borrower closely and is presently evaluating options with respect to the collection or resolution of this credit.

Loans past due in excess of 90 days and still accruing at September 30, 2008 were flat compared to September 30, 2007. The provision for credit losses for the third quarter of 2008 increased $1.6 million compared to the third quarter of 2007 primarily due to growth in the portfolio and an additional provision for a $5.0 million construction loan collateralized with real estate that was placed on non-accrual during the second quarter of 2008.

Trust Preferred Securities. At September 30, 2008, we held 21 single issuer trust preferred securities having a book value of $24 million and an estimated fair value of $19 million and 14 trust preferred collateralized debt obligations having a book value of $98.7 million and an estimated fair value of $56.3 million. The unrealized loss associated with these securities is the primary cause for the increase in accumulated other comprehensive loss at September 30, 2008 as compared to September 30, 2007. The single issues are primarily from money center and large regional banks. The collateralized debt obligations consist of securities issued by 376 banks and other financial institutions. Two of our collateralized debt obligations are senior tranches, and the remainder are mezzanine tranches. The senior and mezzanine tranches of trust preferred collateralized debt obligations generally are protected from defaults by over-collateralization and cash flow default protection provided by subordinated tranches, with senior tranches having the greatest protection and mezzanine tranches subordinated to the senior tranches. At the time of initial issue, the tranches subordinated to our senior and mezzanine tranches ranged in size from approximately 7.3% to 35.4% of the total principal amount of the respective securities and no single issuer comprised more than 5% of the principal of the total principal of the collateralized debt obligation.

Branch Opening. First Commonwealth Bank opened a community banking office in McCandless Township, Pennsylvania, which was the second de novo office opened in the Pittsburgh market during 2008.

Well-Capitalized. First Commonwealth Financial Corporation and First Commonwealth Bank remained “well-capitalized” at September 30, 2008.

Treasury Capital Purchase Program

On October 14, 2008, the United States Treasury Department announced a voluntary Capital Purchase Program whereby the Treasury will purchase senior preferred shares from qualifying United States controlled banks, savings associations, and certain bank and savings and loan holding companies. Each participating institution may sell an amount of senior preferred shares ranging from 1.0% to 3.0% of its total risk-weighted assets. The preferred shares are generally nonvoting, pay a cumulative dividend rate of 5.0% per year for the first five years and will reset to a rate of 9.0% per year after year five, and are callable at par after three years or sooner with the proceeds of a qualifying offering of Tier 1 common or preferred stock. The Treasury will receive warrants from each participating institution to common stock with an aggregate market price equal to 15.0% of the senior preferred investment and an exercise price equal to the market price of the institution’s common stock at the time of issuance. Participating institutions must agree to certain limitations on executive compensation, share repurchases and dividend payments. The deadline for submitting an application to participate in the Capital Purchase Program is November 14, 2008. We are analyzing the benefits and costs of the Capital Purchase Program and have not yet determined whether or to what extent we will participate.

Selected Financial Data (Unaudited). The following table presents selected consolidated financial information as of and for the periods presented, which has been derived from our unaudited interim consolidated financial statements, which are not incorporated by reference into this prospectus. The results of operations for interim periods are not necessarily indicative of a full year’s operations.

	For the Quarter Ended		For the Nine Months Ended
Income Statement	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(Dollars in thousands except per share data)

Interest Income
Interest and fees on loans	$62,285	$63,737	$186,966	$190,463
Interest and dividends on investments:
Taxable interest	15,013	14,259	46,122	45,293
Interest exempt from Federal income taxes	3,176	3,424	10,118	10,222
Dividends	663	753	1,950	2,206
Interest on Federal funds sold	—	57	2	83
Interest on bank deposits	2	8	9	29

Total interest income	81,139	82,238	245,167	248,296
Interest Expense
Interest on deposits	23,069	33,786	79,472	98,243
Interest on short-term borrowings	4,634	1,977	12,590	9,623

Interest on subordinated debentures	1,870	2,130	5,659	6,370
Interest on other long-term debt	3,639	4,211	11,504	12,836

Total interest on long-term debt	5,509	6,341	17,163	19,206

Total interest expense	33,212	42,104	109,225	127,072

Net interest income	47,927	40,134	135,942	121,224
Provision for credit losses	3,913	2,296	12,453	7,690

Net interest income after provision for credit losses	44,014	37,838	123,489	113,534
Non-Interest Income
Net securities (losses) gains	(7,709)	16	(7,659)	771
Trust income	1,444	1,517	4,514	4,453
Service charges on deposit accounts	4,792	4,609	14,003	13,291
Insurance commissions	1,390	1,064	4,061	2,651
Income from bank owned life insurance	1,435	1,534	4,368	4,544
Card related interchange income	1,950	1,654	5,653	4,773
Letter of credit fees	982	149	1,549	260
Other income	1,990	1,670	6,330	5,297

Total non-interest income	6,274	12,213	32,819	36,040

	For the Quarter Ended		For the Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(Dollars in thousands except per share data)
Non-Interest Expense
Salaries and employee benefits	21,091	18,401	61,849	57,273
Net occupancy expense	3,613	3,475	11,248	10,226
Furniture and equipment expense	2,995	3,243	9,131	8,874
Advertising expense	550	475	1,579	1,910
Data processing expense	1,075	942	3,122	2,821
Pennsylvania shares tax expense	1,342	1,439	3,952	4,323
Intangible amortization	802	857	2,465	2,597
Other expenses	7,529	7,648	23,392	23,108

Total non-interest expense	38,997	36,480	116,738	111,132

Income before income taxes	11,291	13,571	39,570	38,442
Provision for income taxes	1,127	1,352	5,372	3,840

Net income	$10,164	$12,219	$34,198	$34,602

Average shares outstanding	72,715,709	72,589,329	72,597,977	72,959,307
Average shares outstanding assuming dilution	72,817,216	72,705,753	72,704,279	73,128,040

Per Share Data:
Basic earnings per share	$0.14	$0.17	$0.47	$0.47
Diluted earnings per share	$0.14	$0.17	$0.47	$0.47
Cash dividends declared per common share	$0.17	$0.17	$0.51	$0.51

Key Ratios
Return on average assets	0.65%	0.85%	0.74%	0.80%
Return on average equity	7.38%	8.59%	8.05%	8.08%
Net loans to deposits	97.14%	83.46%	97.14%	83.46%
Average equity to average assets	8.81%	9.91%	9.23%	9.85%
Net interest margin (a)	3.58%	3.36%	3.47%	3.35%
Efficiency ratio (b)	67.94%	65.17%	65.33%	66.01%
Fully tax equivalent adjustment	$3,202	$3,633	$9,928	$11,093

(a)	Net interest margin has been computed on a tax equivalent basis using the 35% Federal income tax statutory rate.
(b)	Efficiency ratio is “total non-interest expense” as a percentage of total revenue. Total revenue consists of “net interest income, on a fully tax-equivalent basis,” plus “total non-interest income.”

	As of
Balance Sheet	September 30, 2008	September 30, 2007
	(Dollars in thousands, except per share data)
Assets
Cash and due from banks	$93,327	$86,499
Interest-bearing bank deposits	267	1,060
Securities available for sale, at market value	1,402,528	1,460,909
Securities held to maturity, at amortized cost, (Market value $55,775 at September 30, 2008 and $74,019 at September 30, 2007)	56,839	73,024
Loans:
Portfolio loans, net of unearned income	4,184,600	3,660,123
Allowance for credit losses	(45,482)	(43,210)

Net loans	4,139,118	3,616,913
Premises and equipment, net	71,141	70,133
Other real estate owned	3,718	1,803
Goodwill	159,956	159,956
Amortizing intangibles, net	10,976	14,272
Other assets	265,920	237,527

Total assets	$6,203,790	$5,722,096

Liabilities
Deposits (all domestic):
Noninterest-bearing	$564,443	$522,810
Interest-bearing	3,696,687	3,811,133

Total deposits	4,261,130	4,333,943
Short-term borrowings	875,424	237,734
Other liabilities	43,385	44,156

Subordinated debentures	105,750	108,250
Other long-term debt	386,288	435,781

Total long-term debt	492,038	544,031

Total liabilities	5,671,977	5,159,864

Shareholders’ Equity
Preferred stock, $1 par value per share, 3,000,000 shares authorized, none issued	—	—
Common stock, $1 par value per share, 200,000,000 shares authorized, 75,100,431 shares issued and 73,509,724 shares outstanding at September 30, 2008; 100,000,000 shares authorized, 75,100,431 shares issued and 73,086,247 shares outstanding at September 30, 2007	75,100	75,100
Additional paid-in capital	205,953	207,310
Retained earnings	315,404	319,472
Accumulated other comprehensive (loss) income, net	(38,133)	(6,736)
Treasury stock (1,590,707 and 2,014,184 shares at September 30, 2008 and September 30, 2007, respectively, at cost)	(18,411)	(22,814)
Unearned ESOP shares	(8,100)	(10,100)

Total shareholders’ equity	531,813	562,232

Total liabilities and shareholders’ equity	$6,203,790	$5,722,096

Book value per share	$7.23	$7.69
Market value per share	$13.47	$11.06

RISK FACTORS

In addition to other information contained in this prospectus, you should carefully consider the risks described below and incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2007, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, in evaluating our company and our business before making a decision to invest in our common stock. These risks are not the only ones that we face. Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the documents incorporated by reference in this prospectus also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus, and the documents incorporated herein and therein by reference. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

Risks Related to this Offering

Market conditions and other factors may affect the value of our common stock.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time, including:

•	conditions in the credit, mortgage and housing markets and the markets for securities relating to mortgages or housing;

•	interest rates;

•	government action or regulation;

•	general economic conditions or conditions in the financial markets;

•	our past and future dividend practice; and

•	our financial condition, performance, creditworthiness and prospects.

Accordingly, the shares of common stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities; and

•	changes in global financial markets and the global economy, and general market conditions, such as interest rates, stock, commodity or real estate valuations and volatility.

In addition, recently the stock market generally has experienced extreme price and volume fluctuations. Industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results.

The number of shares available for future sale could adversely affect the market price of our common stock.

The exercise of the underwriters’ over-allotment option, the exercise of any options granted to directors, executive officers and other employees under our equity compensation plans, and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk that our future offerings will reduce the market price of our common stock and dilute their stock holdings in us.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources or, if our or our banking subsidiary’s capital ratios fall below the required minimums, we or our banking subsidiary could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Risks Related to Our Business

Recent negative developments in the financial services industry and U.S. and global credit markets may adversely impact our operations and results.

Negative developments in the latter half of 2007 and the first nine months of 2008 in the credit and capital markets have created significant volatility in the financial markets and are forecasted to result in higher unemployment and deterioration of the U.S. and global economies for the latter part of 2008 and in 2009. Commercial and consumer asset quality has deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Stock prices of financial institutions and their holding companies have declined substantially, increasing the cost of raising capital and borrowing in the debt markets compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the more frequent issuance of formal enforcement orders. Negative developments in the financial services industry and the impact of new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance.

Declines in value may adversely impact the carrying amount of our investment portfolio and result in other-than-temporary impairment charges.

As of September 30, 2008, we had single issuer trust preferred securities and trust preferred collateralized debt obligations with an aggregate book value of $122.7 million and an unrealized loss of approximately $47.2 million and equity securities with an aggregate book value of $9.3 million and an unrealized loss of approximately $1.4 million. As a result of recent adverse economic banking conditions, we incurred other-than-temporary impairment charges in our securities portfolio of approximately $8.6 million during the third quarter of 2008. We may be required to record additional impairment charges on other of our investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including lack of liquidity for resales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate or adverse actions by regulators could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough it could affect the ability of First Commonwealth Bank to upstream dividends to us, which could have a material adverse effect on our liquidity and our ability to pay dividends to shareholders and could also negatively impact our regulatory capital ratios and result in us not being classified as “well-capitalized” for regulatory purposes.

Increases to the allowance for credit losses may cause our earnings to decrease.

Our customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. This may result in significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the future performance of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for credit losses, we rely on loan quality reviews, past experience, and an evaluation of economic conditions, among other factors. If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. In addition, bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our results of operations and/or financial condition.

Our ability to pay dividends depends primarily on our receipt of dividends from First Commonwealth Bank, which in turn is limited by regulatory restrictions and its operating cash flow needs.

We are a bank holding company and our business is conducted by our subsidiaries, each of which is a separate and distinct legal entity. As a result, our ability to pay dividends depends on our receipt of dividends from our direct and indirect subsidiaries. Our bank subsidiary, First Commonwealth Bank, is our primary source of dividends. Dividend payments from First Commonwealth Bank are subject to legal and regulatory limitations, generally based on accumulated net earnings and surplus, imposed by bank regulatory agencies. The ability of First Commonwealth Bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that First Commonwealth Bank or our other subsidiaries will be able to pay dividends in the future or that we will generate adequate cash flow to pay dividends in the future. Our failure to pay dividends on our common stock could have a material adverse effect on the market price of our common stock.

Our dividend payout ratio, which is calculated by dividing our dividends paid per share by our earnings per share, was 108.5% based on our dividends and reported earnings for the first nine months of 2008. A dividend payout ratio over 100% reduces our capital and is not sustainable over the long term. In the event that our earnings decline or fail to improve in accordance with our business plan, our board of directors may make a decision to cease paying a dividend or reduce the quarterly dividend paid to our shareholders. The elimination or reduction of our dividend could have a material adverse effect on the market price of our common stock.

If we are deferring payments on our outstanding junior subordinated notes or are in default under the indentures governing those securities, we will be prohibited from making distributions on our common stock.

The terms of our outstanding junior subordinated notes prohibit us from declaring or paying any dividends or distributions on our capital stock, including our common stock, or purchasing, acquiring, or making a liquidation payment on such stock, if we are aware of any event that would be an event of default under the indenture governing those junior subordinated notes or at any time when we have deferred payment of interest on those junior subordinated notes.

Our commercial loans are subject to various lending risks depending on the nature of the borrower’s business, its cash flow and our collateral.

Our commercial loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. Repayment of commercial real estate loans is generally dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service and the successful operation and management of the properties. As a result, repayment of such loans may be affected by factors outside the borrower’s control, such as adverse conditions in the real estate market or the economy or changes in government regulation. If the cash flow from the property is reduced, the borrower’s ability to repay the loan and the value of the security for the loan may be impaired.

Repayment of our commercial business loans is often dependent on the cash flow of the borrower, which may be unpredictable, and collateral securing these loans may fluctuate in value. Most often, this collateral is accounts receivable, inventory, equipment or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Changes in interest rates could negatively impact our financial condition and results of operations.

Our results of operations depend substantially on net interest income, which is the difference between interest earned on interest-earning assets (such as investments and loans) and interest paid on interest-bearing liabilities (such as deposits and borrowings). Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply, and other factors beyond our control may also affect interest rates. If our interest-earning assets mature or reprice more quickly than interest-bearing liabilities in a declining interest rate environment, net interest income could be adversely impacted. Likewise, if interest-bearing liabilities mature or reprice more quickly than interest-earnings assets in a rising interest rate environment, net interest income could be adversely impacted.

Changes in interest rates also can affect the value of loans and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in non-performing assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows.

Changes in legislative or regulatory requirements applicable to us could increase costs, limit certain operations and adversely affect results of operations.

The banking industry is heavily regulated under both federal and state law. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution’s growth and the return to its investors, by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, expansion of branch offices and the offering of securities or trust services. We are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that First Commonwealth Bank is found by regulatory examiners to be undercapitalized. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations regarding these capitalization guidelines or the effect that such changes may have on our future business and earnings prospects. We also cannot predict the nature or the extent of the effect on our business and earnings of new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on industry standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. Additionally, we outsource our data processing to a third party. If our third party provider encounters difficulties or if we have difficulty in communicating with such third party, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations.

Our expanding branch network may negatively affect our financial performance.

We continue to expand our branch network by both acquiring financial institutions and establishing de novo branches. At September 30, 2008, we operated 113 branches, including two new locations that were opened in 2007 and two new locations that were opened in 2008 as part of our de novo expansion. The profitability of our expansion strategy will depend on whether the income we generate in the new markets will offset the increased expenses of operating a larger entity with increased personnel, more branch locations and additional product offerings. We expect that it may take a period of time before certain of our new branches can become profitable, especially in areas in which we do not have an established physical presence. During this period, operating these new branches may negatively impact net income. Additionally, in connection with our expansion, we will need to increase our operational and financial procedures, systems and controls. If we have difficulty in doing so, it could harm our business, results of operations and financial condition.

Our wholesale funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans and liquidity resources at the holding company. At June 30, 2008, we had approximately $521 million of Federal Home Loan Bank advances outstanding. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

First Commonwealth Bank faces substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that First Commonwealth Bank originates and the interest rates it may charge on these loans.

In attracting business and consumer deposits, First Commonwealth Bank faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

Our banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, those non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share and adversely affect our earnings and financial condition.

Provisions of our articles of incorporation, bylaws and Pennsylvania law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

Provisions in our articles of incorporation and bylaws, the corporate law of the Commonwealth of Pennsylvania, and state and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include, among other things, advance notice requirements for proposing matters that shareholders may act on at shareholder meetings. In addition, under Pennsylvania law, we are prohibited from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

DIVIDEND POLICY

We presently plan to pay cash dividends on our common stock on a quarterly basis dependent upon the results of operations of the immediately preceding quarters. However, declaration of dividends by the board of directors will depend on a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions.

We paid dividends on our common stock of $37.0 million from January 1, 2008 through September 30, 2008, and $49.6 million and $48.5 million in the years ended December 31, 2007 and 2006, respectively.

We are a legal entity separate and distinct from our banking and other subsidiaries. These subsidiaries are our principal assets, and as such, provide our main source of funds for the payment of dividends. As to the payment of dividends, First Commonwealth Bank is our main source of funds for dividends and is subject to the laws and regulations of its chartering jurisdiction and to the regulations of its primary regulator. If the banking regulator determines that a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the regulator may require, after notice and hearing, that the institution cease and desist from such practice. Depending on the financial condition of the depository institution, an unsafe or unsound practice could include the payment of dividends. The banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $94.6 million after deducting the underwriting discounts and commissions and our estimated expenses (or approximately $108.9 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering for general corporate purposes, which may include:

•	supporting the continued growth and related regulatory capital needs of First Commonwealth Bank,

•	expanding our operations through acquisitions and de novo branch offices, and

•	funding working capital needs.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “FCF.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange as well as the dividends per share paid during such time periods.

	High	Low	Dividends per Share
Year Ended December 31, 2006:
First Quarter	$14.70	$12.80	$0.17
Second Quarter	$14.61	$12.14	$0.17
Third Quarter	$13.30	$12.25	$0.17
Fourth Quarter	$14.11	$12.61	$0.17
Year Ended December 31, 2007:
First Quarter	$13.66	$11.45	$0.17
Second Quarter	$12.57	$10.76	$0.17
Third Quarter	$12.39	$8.90	$0.17
Fourth Quarter	$12.18	$9.78	$0.17
Year Ending December 31, 2008:
First Quarter	$12.65	$9.00	$0.17
Second Quarter	$12.90	$9.12	$0.17
Third Quarter	$16.18	$8.00	$0.17
Fourth Quarter (through October 30, 2008)	$15.00	$10.03	$0.17

The last reported closing price for our common stock on October 30, 2008 was $11.18 per share. We had approximately 9,076 holders of record of common stock at September 30, 2008.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2008 on an actual basis and on an as adjusted basis to give effect to the receipt of the net proceeds from the offering. The as adjusted capitalization assumes no exercise of the underwriters’ over-allotment option, 10,000,000 shares of common stock are sold by us at an offering price of $10.00 per share and that the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $94.6 million.

	June 30, 2008
	Actual	As Adjusted(1)
	Dollars in thousands, except per share data
Long-Term Indebtedness:
Junior subordinated debentures(2)	$105,750	$105,750

Stockholders’ Equity(3)
Preferred stock ($1.00 par value; 3,000,000 shares authorized; none issued)	—	—
Common stock ($1.00 par value; 200,000,000 shares authorized; 75,100,431 shares issued and 73,280,415 shares outstanding)	75,100	85,100
Additional paid-in capital	206,245	290,845
Unearned compensation	(8,600)	(8,600)
Retained earnings	317,611	317,611
Accumulated other comprehensive loss	(22,604)	(22,604)
Treasury stock, at cost (1,820,016 shares)	(21,054)	(21,054)
Total stockholders’ equity	546,698	641,298
Total capitalization(4)	652,448	747,048
Book value per share	7.46	7.70

Capital Ratios
Tier I capital to risk adjusted assets	10.2%	12.1%
Total capital to risk adjusted assets	11.1%	13.0%
Tier I capital to average tangible assets	8.2%	9.8%

(1)	Assumes no exercise of the underwriters’ over-allotment option. If the underwriter exercises its over-allotment option in full, 11,500,000 shares of common stock would be sold, resulting in estimated net proceeds of approximately $108.9 million.
(2)	Consists of debt issued in connection with our $105.75 million of trust preferred securities.
(3)	Refer to the selected unaudited financial data under the “Recent Developments” section of this prospectus for information regarding shareholders’ equity as of September 30, 2008.
(4)	Includes total stockholders’ equity and junior subordinated debentures.

DESCRIPTION OF CAPITAL STOCK

The following section outlines some of the provisions in our articles of incorporation, bylaws and the Pennsylvania Business Corporation Law. This information is qualified in all respects by reference to the provisions of our articles of incorporation, bylaws and Pennsylvania law.

Capitalization

First Commonwealth Financial Corporation is authorized to issue 200,000,000 shares of common stock, par value $1.00 per share, and 3,000,000 shares of preferred stock, par value $1.00 per share. At September 30, 2008, there were 75,100,431 shares of First Commonwealth Financial Corporation common stock issued, with 73,509,724 shares outstanding and 1,590,707 shares held in treasury. First Commonwealth has no outstanding shares of preferred stock. Each share of First Commonwealth Financial Corporation common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Common Stock

Voting. Holders of our common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of directors. Holders of our common stock are not entitled to cumulate their votes for the election of directors.

Dividends. The holders of our common stock are entitled to receive dividends out of funds legally available for distribution as and when declared by our board of directors, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled.

Liquidation. Upon liquidation, dissolution or winding up of First Commonwealth Financial Corporation, holders of our common stock will be entitled to share ratably all assets remaining after the payment of our liabilities and of preferential amounts to which any preferred stock may be entitled.

Preemptive Rights. The holders of our common stock have no preemptive or other subscription rights. Our common stock is not subject to call or redemption, and, upon receipt by us of the full purchase price therefor, each share of our common stock will be fully paid and non-assessable.

Preferred Stock

Our board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish rights, preferences and privileges of each such series and any restrictions thereon. Our preferred stock may rank prior to our common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into our common stock or other securities of First Commonwealth Financial Corporation. The holders of any class or series of our preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board of directors or otherwise required by Pennsylvania law. Under certain circumstances, the issuance of shares of preferred stock, or merely the existing authorization of the board of directors to issue shares of preferred stock, may tend to discourage or impede a merger or other change in control of us.

Anti-Takeover Provisions

Certain provisions of our articles of incorporation and bylaws and certain provisions of the Pennsylvania Business Corporation Law may have the effect of deterring or discouraging, among other things, a hostile tender offer for our stock, a proxy contest for control of us, the assumption of control of us by a holder of a large block of our stock or the removal of our management, even if such actions may be deemed advantageous to our shareholders. These provisions are summarized below.

Restrictions on Call of Special Meetings. Our bylaws provide that special meetings of shareholders can be called only by a majority of the board of directors or by shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the meeting.

Prohibition of Cumulative Voting. Our articles of incorporation prohibit cumulative voting for the election of directors.

Authority to Oppose Unsolicited Offers. Our articles of incorporation authorize the board of directors to take defensive actions to oppose a tender offer or other offer for our securities if the board determines that the offer should be rejected after considering, among other things, the offer price, the impact of the potential transaction on our employees and customers and the communities that we serve, the reputation and business practices of the offeror and its management, and any antitrust or regulatory issues that are raised by the offer. If the board of directors determines that the offer should be rejected, it is authorized to take any lawful action against the offer, including advising shareholders to reject the offer, commencing litigation against the offeror, acquiring or selling our securities or granting options to purchase our securities, acquiring another company and seeking a more favorable offer from another party.

Authorized but Unissued Shares. First Commonwealth Financial Corporation has authorized but unissued shares of common and preferred stock. The articles of incorporation authorize 3,000,000 shares of preferred stock. We are authorized to issue preferred stock from time to time subject to applicable provisions of law. In the event of a proposed merger, tender offer or other attempt to gain control of First Commonwealth Financial Corporation that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of First Commonwealth Financial Corporation. The board of directors has no present plan or understanding to issue any preferred stock.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of a corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders at a meeting or until they have been transferred to a person who does not thereby also become the holder of a control share acquisition.

The holder of a control share acquisition may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights. First, the approval of an absolute majority of all voting power must be obtained. All voting shares are entitled to participate in this vote. Second, the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation, if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combinations with Interested Shareholders. Pennsylvania law regarding business combinations with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors becomes an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates or (ii) the merger is approved at a shareholders’ meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc. and Fox-Pitt Kelton Cochran Caronia Waller LLC. We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc., as representative of the underwriters, dated October 31, 2008. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number shares of common stock, $1.00 par value per share, listed next to its name in the following table:

Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	7,500,000
Fox-Pitt Kelton Cochran Caronia Waller LLC	2,500,000

Total	10,000,000

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy 1,500,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of the underwriting agreement to exercise this option.

Commissions and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.30 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock:

	No exercise	Full Exercise
Per Share	$0.50	$0.50
Total	$5,000,000	$5,750,000

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the underwriters, will be approximately $400,000.

Participation of Executive Officers and Directors in Offering

We have arranged with the underwriters to allow our executive officers and directors to open accounts with the underwriters so they can purchase shares on the same terms and conditions as other purchasers in this offering.

No Sales of Similar Securities

Under the underwriting agreement, we may not, without the prior written consent of Keefe, Bruyette & Woods, Inc. or subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock other than warrants that may be issued to the United States Treasury Department in the event we participate in the Capital Purchase Program described under the Recent Developments section of this prospectus. Our executive officers and our directors have also entered into lock-up agreements with the underwriters. Under these lock-up agreements, our executive officers and our directors may not, without the prior written approval of Keefe, Bruyette & Woods, Inc. or subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. Keefe, Bruyette & Woods, Inc. has granted an exception in the lock-up agreement for one of our directors, James W. Newill, that would allow Mr. Newill to sell up to 100,000 of his shares of our common stock. Mr. Newill, age 73, has indicated that he intends to sell some of his shares of our common stock for estate planning purposes. These restrictions under the underwriting agreement and these lock-up agreements will be in effect for a period of 90 days after the date of the underwriting agreement. At any time and without public notice, the underwriters may, in their sole discretion, release all or some of the securities from these lock-up agreements.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Affiliation

The underwriters and their affiliates may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. In addition, the underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Matthew C. Tomb, Esq., Senior Vice President and corporate legal counsel of First Commonwealth Financial Corporation. Certain other legal matters will be passed upon for us by Day Pitney LLP, New York, New York, and for the underwriters by Thacher Proffitt & Wood LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of First Commonwealth Financial Corporation and subsidiaries appearing in First Commonwealth Financial Corporation’s 2007 Annual Report on Form 10-K as of December 31, 2007 and 2006, and for each of the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2007, have been audited by KPMG LLP, an independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of such firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of income, changes in shareholders’ equity, and cash flows of First Commonwealth Financial Corporation and subsidiaries for the year ended December 31, 2005, appearing in First Commonwealth Financial Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the offer and sale of the securities offered by this prospectus. This prospectus is part of the registration statement, but the registration statement, including the accompanying exhibits included or incorporated by reference therein, contains additional relevant information about us. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s website at www.sec.gov and on our website at www.fcbanking.com. We have included the Securities and Exchange Commission’s internet address and our internet address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. The incorporated documents contain significant information about us, our business and our finances. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Securities and Exchange Commission, modifies or replaces this information. We incorporate by reference the following documents we filed with the Securities and Exchange Commission:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	our Current Reports on Form 8-K filed on the following dates: January 17, 2008 and February 25, 2008;

•

all documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the underlying securities; and

•	the description of First Commonwealth Financial Corporation common stock set forth in the registration statement on Form 8-A filed on June 5, 1992.

We will provide without charge to each person to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. A written request should be addressed to First Commonwealth Financial Corporation, 22 North Sixth Street, Indiana, Pennsylvania 15701, Attention: David R. Tomb, Jr., Corporate Secretary, Telephone: (724) 349-7220.

10,000,000 Shares

Common Stock

FIRST COMMONWEALTH FINANCIAL CORPORATION

PROSPECTUS

October 31, 2008

KEEFE, BRUYETTE & WOODS

FOX-PITT KELTON COCHRAN CARONIA WALLER